DU PONT®

The miracles of science™

File 82-19
DuPont Canada Inc.

SUPPL

Quarterly News - DuPont Canada Inc.

02049002

DuPont Canada Reports Record Second Quarter Sales

MISSISSAUGA, ONTARIO, July 25, 2002 - DuPont Canada Inc. (TSE: DUP.A), a leading diversified science company, today announced results for the second quarter ended June 30, 2002.

Financial Review

Second quarter sales were a record $689 million, up $45 million or 7% from last year. Export sales of $317 million were up $33 million or 12% above second quarter 2001, and domestic sales of $372 million climbed $12 million or 3%.

Three of our five business segments – the Nylon Enterprise, Performance Coatings and Polymers, and Specialty Polymers and Films – increased sales for the quarter. The sales of the Nylon Enterprise were $225 million, which represented an increase of $27 million or 14% above 2001. Our Performance Coatings and Polymers segment recorded $152 million of sales, which were $22 million or 17% over last year. And our Specialty Polymers and Films segment had sales of $106 million, which were $1 million or 1% ahead of 2001. The sales of our Specialty Materials segment reached $156 million and were $1 million or 1% below last year. The Specialty Fibres segment had sales of $54 million, which represented a decline of $2 million or 4% under 2001.

"These record second quarter sales results are a reassuring follow up to our strong first quarter," said Dave Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc.

Manufactured variable margins as a percent of sales improved 8% over the second quarter of 2001 and were equal to first quarter 2002.

Net earnings for the quarter were $78.5 million or $0.28 per share, a 9% gain over the $72.3 million or $0.26 per share last year. On a diluted basis, earnings per share increased from $0.25 to $0.28.

The effective tax rate for the quarter was 33.5% compared with 25.5% in 2001. The second quarter of 2001 was favourably impacted by a one-time tax adjustment.

The company reflects the pro forma effect on earnings per share of stock based compensation in a note to its financial statements in accordance with the recommendations of the Canadian Institute of Chartered Accountants. As more fully described in Note 1 to the financial statements attached, had stock based compensation been recorded as an expense on the income statement in the quarter, the effect on earnings per share would have been negligible and would have reduced earnings per share year-to- date by one cent.

Year-to-date sales of $1,263 million were up $80 million or 7% from 2001. Net earnings were $131.1 million, an increase of $9.8 million or 8%. Basic earnings per share were up $0.03 to $0.47. Diluted earnings per share were $0.47, compared with $0.43 in 2001.

dlw 8/2

"Our efforts throughout 2001, to position the company for an improvement in the economic climate, are now paying off", said Dave Colcleugh. "To further the benefits from this upturn, we will continue to strengthen our business portfolio, expand our presence in markets around the world, and use our process-based approach to manage our business to achieve significant efficiency across our value chains."

Company Developments

Acquisition and Integration of Liqui-Box Corporation

On May 31st the company completed the transaction through which it acquired 100% of the shares of Liqui-Box Corporation. Results of the acquired company's operations, from the date of acquisition, will be reflected in DuPont Canada's Income Statement beginning in the third quarter of 2002, when the information becomes available.

Leadership Announcement

Dave Colcleugh, DuPont Canada's Chairman, President and Chief Executive Officer, announced his succession plans. Effective January 1, 2003, Mr. Colcleugh will continue as chairman of DuPont Canada's Board of Directors and hand over the president and CEO roles to Doug Muzyka, currently President and General Manager of DuPont Mexico. DuPont Canada shareholders also elected Mr. Muzyka to the Board of Directors at the company's annual meeting on May 3, 2002.

New Automated Grain Analysis Business Venture

DuPont Canada has entered into a licensing agreement with Agriculture and Agri-Food Canada (AAFC) to commercialize an innovative automated grain analysis technology. This technology was developed over a seven-year period by scientists at AAFC's Lethbridge Research Centre. It permits rapid, sophisticated analysis of the physical characteristics of grain, such as texture, length, width, and colour.

Global DuPont Transformation

We are continuing with our base strategy to support and expand the global DuPont presence in Canada, which includes working to support global DuPont's recent transformation initiative with DuPont Textiles and Interiors (DTI). During the quarter, DTI's leadership provided some clarity to the scope and strategic growth direction they intend to pursue. We are continuing our efforts to determine how DuPont Canada can best connect to the DTI strategy.

MANAGEMENT'S DISCUSSION & ANALYSIS
Income Statement

NYLON ENTERPRISE

Led by strong sales in Flooring Systems, second quarter sales of $225 million for the Nylon Enterprise were up $27 million or 14% compared with last year. After-tax operating income (ATOI) of $34.7 million was $19.6 million or 129% above 2001. Manufactured variable margins improved 15% over the second quarter of 2001.

Our Flooring Systems business unit had second quarter sales of $118 million, which were $30 million or 35% ahead of 2001. Demand from the automotive, rug and residential sectors continued to be strong. While showing some signs of improvement, the commercial sector still lagged, pending a clearer indication that the economic recovery is sustainable. This robust market, overall, is expected to continue into the third quarter.

The Nylon Industrial Specialties business unit recorded $59 million in sales, which were $1 million or 2% over last year. Growth occurred in the domestic market, while exports remained on a par with 2001.

A decline in exports led to sales of $36 million for our Nylon Intermediates business unit, which were $4 million or 9% below second quarter 2001. While demand was generally strong, and the unit's Maitland manufacturing facilities continued to operate at high rates, volume was shifted to meet internal requirements for polymer and fibres at our Kingston site. The unit has a positive outlook for the third quarter, with normal seasonal impact.

Sales of $13 million by the Nylon Apparel business unit were $1 million or 7% under last year. North American apparel markets continued to be soft and are expected to remain weak into the third quarter.

PERFORMANCE COATINGS AND POLYMERS

Second quarter sales of $152 million for the Performance Coatings and Polymers segment were $22 million or 17% above 2001 with both Engineering Polymers and Performance Coatings making solid contributions. ATOI of $17.2 million was $4.1 million or 31% above last year.

Our Engineering Polymers business unit achieved sales of $75 million, which were $13 million or 20% above last year. The unit experienced significant growth in export demand – driven by strong production tasking from global DuPont – along with somewhat more modest growth in domestic sales. The unit anticipates that this strong demand will continue into the third quarter.

The two components of our Performance Coatings business unit both achieved gains in sales over last year. Overall the unit had sales of $66 million, which were $9 million or 16% ahead of 2001.

The Original Equipment Manufacturer (OEM) component had sales of $39 million, which were above last year by $7 million or 22%. The market (which includes OEMs and parts suppliers) continued to be quite strong, and there were virtually no plant shutdowns. The unit is optimistic about the coming months.

The Refinish component achieved sales of $27 million, which represented an increase of $2 million or 9% over last year. The unit, while still dealing with the hyper-competitive collision repair market, saw continuing improvement in the transportation sector (including trucks and agricultural vehicles).

Our Elastomers and Other Polymers business units had sales of $11 million, which were essentially flat compared with last year.

SPECIALTY FIBRES

The Specialty Fibres segment had second quarter sales of $54 million, which were $2 million or 4% under 2001. The segment's ATOI of $4.0 million was $0.4 million or 9% below last year.

The Lycra® business unit had sales of $23 million, which were $2 million or 9% below 2001, mostly as a result of a decline in export shipments. Softening in the apparel side of the unit also contributed to this decline. The unit does not foresee any meaningful change in the near future.

Firm markets for protective products led the Advance Fibre Systems business unit to reach sales of $22 million for the quarter. This result was $1 million or 6% over last year. While sales of Nomex® fibre and yarns were both generally ahead, other market segments experienced a slowdown during the quarter.

Sales of $7 million by the Nonwoven business unit were essentially unchanged from last year.

The Dacron® business unit had sales of $3 million, which were $1 million or 27% below 2001.

SPECIALTY MATERIALS

The Specialty Materials segment's sales of $156 million were $1 million or 1% behind second quarter 2001. The segment's ATOI of $13.9 million was $1.4 million or 11% ahead of last year.

The Agricultural Products unit had sales of $92 million, which were $7 million or 7% under last year. Damp weather in some areas of Canada and drought-like conditions in other areas combined to reduce sales. The unit benefited from strong demand for two new corn herbicides – Battalion™ and Accent® Total™ – and an enthusiastic response to the launch of its VIP FarmCare® program. Planting delayed by damp conditions is expected to shift some sales into the third quarter.

Our White Pigment business unit changed its name to Titanium Technologies, effective May 1, to better reflect its products and services. The unit had $30 million in sales, which were $2 million or 8% above 2001. A price increase and strong demand in the construction, plastics, and coatings markets contributed to this positive performance. The unit anticipates that sales will continue to strengthen in the coming months.

Sales by our Fluoroproducts business unit were $25 million, which were $5 million or 23% over last year on the strength of solid growth in export sales. Assuming that the current hot summer trend continues, the unit expects domestic sales to strengthen during the third quarter, while the pace of export sales is expected to moderate somewhat.

Our Chemical Solutions business unit posted $8 million of sales, which were 6% under 2001. The unit had strong demand for its Oxone® cleaning product for use in recreational pools and spas, but it experienced a decline in its aramids business

SPECIALTY POLYMERS AND FILMS

The Specialty Polymers and Films segment generated $106 million in second quarter sales, which were $1 million or 1% above last year. ATOI of $6.6 million was $0.2 million or 3% below 2001.

Sales by the Modified Polymers business unit totaled $39 million, which was $1 million or 3% under last year. A reduction in export sales contributed to this decline. Sales were generally good across all products, and no change is anticipated throughout the third quarter.

Enhance Packaging Technologies Inc. had sales of $36 million, which were $1 million or 3% below 2001 as intense competitive pressure and excess capacity weakened the market for Dartek™, SclairFilm® and resale polyester during the quarter. Enhance signed a new aseptic packaging contract for the school milk program in the Dominican Republic, and completed a new contract with a U.S. cheese manufacturer. Results from the Liqui-Box Corporation acquisition will be reported beginning in the third quarter.

Sales of $11 million by our Packaging and Industrial Polymers business unit and $7 million by our Butacite® business unit were both essentially on a par with last year.

Our iTechnologies business unit reached $8 million in sales, which were $3 million or 54% over 2001. This growth came about largely as a result of an expanded distribution arrangement for DuPont's proofing products effective at the start of this year.

BALANCE SHEET

Our consolidated balance sheet remains strong, with assets of $2 451 million, an increase of $117 million or 5% in the quarter, which largely reflects the acquired Liqui-Box assets ($192 million - see Note 3).

Accounts receivable increased by $109 million to $565 million (Liqui-Box accounted for $23 million) during the quarter, and by $67 million from June of last year, reflecting a 12% increase in export sales. Excluding Liqui-Box, days sales outstanding increased five days to 66 days during the quarter, and seven days from June of last year.

Inventories decreased by $17 million to $247 million (including $28 million Liqui-Box) in the quarter and, excluding Liqui-Box, inventory days supply dropped to 46 days, down nineteen days from March 2002 and down five days from June 2001. The reduction in inventory during the quarter was mainly in Agricultural Products, reflecting the normal seasonal pattern for this business unit.

CASH FLOW

Cash flow from operating activities was $33 million for the second quarter versus $91 million in the second quarter last year. The quarter included the payment of $57 million for obligations acquired with the acquisition of Liqui-Box.

Investing activities of $439 million in the quarter included $424 million for the acquisition of Liqui-Box.

OUTLOOK

Given the significant downturn in 2001, it seemed prudent at the start of this year to expect that any possibility of recovery would only come slowly or with some occasional setbacks. Now, with the benefit of two solid quarters of performance under our belts, we have a higher level of confidence that the recovery will continue largely on track with normal seasonal variation. The underlying economy appears to be strong, and the housing and auto industries seem to be generally healthy.

A number of commentators and forecasters echo this more optimistic outlook for the balance of the year. At the same time, we acknowledge that there is the potential for some further erosion in confidence stemming from the destabilizing effects of continuing tensions in the Middle East and recent corporate accounting scandals.

DuPont Canada Inc. is a diversified science company serving customers across Canada and in more than 40 other countries. Headquartered in Mississauga, the company serves global markets through a number of subsidiaries in Canada, the United States, Mexico, France, the United Kingdom and India. The company has 4,000 employees. For more information about DuPont Canada, please visit the company's website at http://www.dupont.ca.

Forward-Looking Statements: This release contains forward-looking statements based on management's current expectations, estimates and projections. All statements that address expectations or projections about the future, including statements about the company's strategy for growth, product development, market position, expected expenditures and financial results are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "projects," "indicates," and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Many factors, including those discussed more fully elsewhere in this release and in documents which may be filed with the Ontario Securities Commission and/or the Toronto Stock Exchange, as well as others, could cause results to differ materially from those stated. These factors include, but are not limited to changes in the laws, regulations, policies and economic conditions, including inflation, interest and foreign currency exchange rates, of countries in which the company does business; competitive pressures; successful integration of structural changes, including restructuring plans, acquisitions, divestitures and alliances; cost of raw materials, research and development of new products, including regulatory approval and market acceptance; and seasonality of sales of agricultural products.

For additional information, please contact:

Richard Gareau
Manager, Public Affairs
DuPont Canada Inc.
(905) 821-5623

Michael Oxley
Treasurer and Director, Finance
DuPont Canada Inc.
(905) 821-5320

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (UNAUDITED)

(In thousands of Canadian dollars except per share)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Net sales (Note 2)	**$ 689 307**	$ 644 600	**$ 1 263 315**	$ 1 182 996
Interest and other income	**3 573**	15 270	**7 983**	25 117
	692 880	659 870	**1 271 298**	1 208 113
Cost of goods sold and other operating charges	**512 125**	504 588	**948 350**	915 633
Selling, general and administrative expenses	**43 440**	38 192	**84 541**	80 676
Depreciation and amortization	**20 085**	20 124	**40 084**	40 027
	575 650	562 904	**1 072 975**	1 036 336
Earnings before income taxes and minority interest	**117 230**	96 966	**198 323**	171 777
Income taxes				
Current	**38 216**	24 258	**66 179**	49 663
Future	**1 087**	487	**1 706**	880
	39 303	24 745	**67 885**	50 543
Net earnings before minority interest	**77 927**	72 221	**130 438**	121 234
Minority interest	**523**	41	**644**	45
Net earnings (Note 2)	**$ 78 450**	$ 72 262	**$ 131 082**	$ 121 279
Basic earnings per share	**$ 0.28**	$ 0.26	**$ 0.47**	$ 0.44
Diluted earnings per share	**$ 0.28**	$ 0.25	**$ 0.47**	$ 0.43
Dividends declared per share	**$ 0.10**	$ 0.10	**$ 0.20**	$ 0.17
Average number of shares			**278 938 651**	278 187 940
Diluted average number of shares			**280 841 133**	279 883 539
Shares outstanding at end of period			**279 385 929**	278 671 117

Retained earnings at beginning of year	**$ 1 543 723**	$ 1 439 586
Add: Net earnings	**131 082**	121 279
Less: Dividends declared	**55 812**	48 287
Excess of consideration paid over stated capital of common shares	**10 577**	4 518
Retained earnings at end of period	**$ 1 608 416**	$ 1 508 060

DuPont Canada Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands)

	June 30		December 31
	2002	2001	2001
ASSETS			
Current Assets			
Cash and cash equivalents	**$ 324 758**	$ 727 782	$ 790 024
Note receivable	**48 000**	-	35 000
Accounts receivable	**564 783**	498 038	357 990
Income taxes recoverable	**-**	19 115	5 649
Inventories	**247 294**	240 725	232 077
Prepaid expenses	**4 608**	5 544	6 990
Future income taxes	**17 321**	-	-
	1 206 764	1 491 204	1 427 730
Property, Plant and Equipment	**1 677 127**	1 500 306	1 545 434
Less: Accumulated Depreciation	**866 313**	796 275	830 351
	810 814	704 031	715 083
Future Income Taxes	**6 900**	4 299	5 660
Goodwill (Note 1)	**339 023**	16 043	15 409
Other Intangibles (Note 1)	**15 572**	2 201	2 142
Deferred Pension	**49 295**	18 362	49 152
Other Assets	**23 019**	11 655	15 827
	$ 2 451 387	$ 2 247 795	$ 2 231 003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts payable and accrued liabilities	**$ 462 827**	$ 422 698	$ 352 329
Dividends	**27 939**	27 867	27 862
Income taxes	**9 261**	-	-
	500 027	450 565	380 191
Long-Term Obligations			
Post-retirement benefits other than pension	**69 559**	67 722	68 462
Other	**13 824**	15 223	14 189
	83 383	82 945	82 651
Future Income Taxes	**97 941**	63 770	78 241
Minority Interest	**1 744**	1 967	2 388
SHAREHOLDERS' EQUITY			
Capital stock	**159 876**	140 488	143 809
Retained earnings	**1 608 416**	1 508 060	1 543 723
	1 768 292	1 648 548	1 687 532
	$ 2 451 387	$ 2 247 795	$ 2 231 003

DuPont Canada Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In thousands)

	Three Months Ended June 30		Six Months Ended June 30	
CASH FLOWS FROM (USED IN)	**2002**	2001	**2002**	2001
OPERATING ACTIVITIES				
Net earnings	**$ 78 450**	$ 72 262	**$ 131 082**	$ 121 279
Non-cash items in earnings statement:				
Depreciation and amortization	**20 085**	20 124	**40 084**	40 027
Future income taxes	**1 087**	(7 600)	**1 706**	(7 207)
Minority interest	**(523)**	(41)	**(644)**	(45)
Net change in working capital excluding cash and cash equivalents (Note 4)	**(66 456)**	6 450	**(131 100)**	(54 716)
Pension and other post-retirement benefits	**(16)**	(472)	**587**	(770)
	32 627	90 723	**41 715**	98 568
INVESTING ACTIVITIES				
Property, plant and equipment, net	**(13 232)**	(12 458)	**(28 263)**	(28 623)
Acquisition of a business (Note 3)	**(423 930)**	(10 578)	**(423 930)**	(10 578)
Other	**(2 240)**	(2 939)	**(4 465)**	(2 488)
	(439 402)	(25 975)	**(456 658)**	(41 689)
FINANCING ACTIVITIES				
Issue of common shares	**8 680**	3 061	**16 275**	13 003
Purchase of common shares	**(3 500)**	(2 561)	**(10 786)**	(4 646)
Dividends to shareholders	**(27 943)**	(27 867)	**(55 812)**	(48 287)
	(22 763)	(27 367)	**(50 323)**	(39 930)
Change in cash and cash equivalents	**(429 538)**	37 381	**(465 266)**	16 949
Cash and cash equivalents at beginning of period	**754 296**	690 401	**790 024**	710 833
Cash and cash equivalents at end of period	**$ 324 758**	$ 727 782	**$ 324 758**	$ 727 782

Notes to Consolidated Financial Statements

(In thousands)

Note 1 - Summary of Changes in Significant Accounting Policies

The accounting policies of the interim financial statements are the same as those described in the company's 2001 Annual Report. The disclosures in the interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. The interim financial statements should be read in conjunction with the financial statements included in the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose pro forma net income and pro forma earnings per share, as if the fair value based method of accounting had been used to account for these stock-based awards. The weighted average grant-date fair value of options granted to directors and

employees in the period from April 1, 2002 to June 30, 2002 was approximately $383 (YTD $6 987, net of cancellations). If director and employee options had been recorded at their fair value at the date of grant, the pro forma net earnings attributable to common shareholders during this period would have been $76 999 (YTD $128 697, Net) *which has a nil effect on earnings per share for the quarter and* $0.01 YTD. These pro forma disclosures omit the effect of employee stock options granted before January 1, 2002.

The fair value of each option granted in the period is estimated at the date of grant using the Black Scholes option valuation model based upon the following assumptions: dividend yield - 1.4%, risk-free rate - 5.44%, expected average option term - 4.6 years, expected volatility - 25%. The weighted average fair value of options granted during the period was $ 9.01 (YTD $6.33, net).

Additional information on employee stock-based compensation is included in note 11 of the company's 2001 Annual Report.

Effective January 1, 2002, the company adopted, on a prospective basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to goodwill and other intangible assets. These new recommendations require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite-lived intangible assets will no longer be amortized. Intangibles with a definite life will continue to be amortized over their useful life. As of the date of adoption, the company had unamortized goodwill in the amount of $15 409. Amortization expense related to goodwill was $299 for the prior year's quarter (YTD $579).

A summary of goodwill and other intangible assets follows:

	Balance Dec 31, 2001	Additions	Amortized	Balance June 30, 2002
Goodwill				
Specialty Polymers and Films	$ 12 577	$ 323 614	$ -	$ 336 191
Specialty Materials	2 832	-	-	2 832
Total	$ 15 409	$ 323 614	$	$ 339 023
Intangible Assets Definite-lived				
Specialty Polymers and Films	$ 2 005	$ 12 490	$ 72	$ 14 423
Specialty Materials	137	19	7	149
Corporate	-	1 000	-	1 000
Total	$ 2 142	$ 13 509	$ 79	$ 15 572

Note 2 - Industry Segment Information

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Total segment sales				
Nylon Enterprise	**$ 225 288**	$ 198 300	**$ 429 127**	$ 402 638
Performance Coatings and Polymers	**152 417**	130 543	**279 083**	252 287
Specialty Fibres	**54 059**	56 185	**109 905**	113 202
Specialty Materials	**156 001**	156 991	**241 900**	217 438
Specialty Polymers and Films	**105 742**	105 176	**211 942**	203 621
Total sales for reportable segments	**693 507**	647 195	**1 271 957**	1 189 186
Elimination of intersegment sales				
Nylon Enterprise	**(51)**	-	**(59)**	(25)
Performance Coatings and Polymers	**-**	-	**(2)**	-
Specialty Fibres	**(12)**	(43)	**(36)**	(65)
Specialty Materials	**(2 384)**	(1 934)	**(4 387)**	(4 704)
Specialty Polymers and Films	**(1 753)**	(618)	**(4 158)**	(1 396)
Total intersegment sales	**(4 200)**	(2 595)	**(8 642)**	(6 190)
Net sales	**$ 689 307**	$ 644 600	**$ 1 263 315**	$ 1 182 996
After-tax operating income to net earnings				
Nylon Enterprise	**$ 34 729**	$ 15 148	**$ 61 685**	$ 28 492
Performance Coatings and Polymers	**17 245**	13 129	**26 821**	23 895
Specialty Fibres	**4 045**	4 457	**9 618**	9 632
Specialty Materials	**13 919**	12 551	**16 082**	14 161
Specialty Polymers and Films	**6 594**	6 782	**13 476**	14 472
Reportable segments	**76 532**	52 067	**127 682**	90 652
Net financing	**2 021**	11 802	**4 678**	19 295
Other corporate	**(103)**	8 393	**(1 278)**	11 332
Net earnings	**$ 78 450**	$ 72 262	**$ 131 082**	$ 121 279

	June 30		December 31
	2002	2001	2001
Segment assets			
Nylon Enterprise	**$ 691 769**	$ 675 755	$ 651 586
Performance Coatings and Polymers	**182 176**	176 554	155 695
Specialty Fibres	**71 113**	77 749	66 870
Specialty Materials	**230 393**	218 901	128 363
Specialty Polymers and Films	**831 364**	247 579	235 532
Reportable segments	**2 006 815**	1 396 538	1 238 046
Cash and cash equivalents	**324 758**	727 782	790 024
Corporate assets	**119 814**	123 475	202 933
Total assets	**$ 2 451 387**	$ 2 247 795	$ 2 231 003

Note 3 - Acquisition of a Business

Effective May 31, 2002, the company purchased the outstanding common shares of Liqui-Box Corporation for total cash consideration of $441 516. The business assets included $17 586 in cash for a net cash outlay of $423 930. The acquisition has been accounted for by the purchase method and the results of operations, from the date of acquisition, will be included in the consolidated statement of earnings commencing in July, when the information becomes available. This business will be combined with Enhance Packaging Technologies Inc. and will operate as Liqui-Box, a DuPont Canada Company. Asset evaluation is underway but is not yet complete and therefore the allocation of the purchase price may change. Estimated details of this transaction are as follows:

Accounts receivable	$	**23 452**
Inventories		**27 950**
Future income taxes - current		**17 321**
Property, Plant and Equipment		**107 473**
Other Intangibles		**12 490**
Other Assets		**3 747**
Goodwill		**323 614**
Current liabilities		**(75 363)**
Future Income Taxes - long-term		**(16 754)**
Net Assets Acquired	$	**423 930**

Note 4 - Financial Information Included In the Consolidated Statements of Cash Flows

Net change in working capital excluding cash and cash equivalents

	Three Months Ended June 30		Six Months Ended June 30	
	2002	2001	**2002**	2001
Note receivable	$ **-**	$ -	$ **(13 000)**	$ -
Accounts receivable	**(85 677)**	(42 909)	**(183 341)**	(94 374)
Income taxes	**11 039**	(7 672)	**14 910**	(19 986)
Inventories	**45 226**	28 011	**12 733**	(6 439)
Prepaid expenses	**4 315**	2 701	**2 382**	312
Accounts payable and accrued liabilities	**(41 422)**	18 871	**35 135**	58 264
Dividends	**61**	7 451	**77**	7 508
Other	**2**	(3)	**4**	(1)
	$ **(66 456)**	$ 6 450	$ **(131 100)**	$ (54 716)
Income taxes paid	$ **31 424**	$ 25 316	$ **59 558**	$ 66 478